CODE OF ETHICS

Code of Ethics for All Employees, Officers and Directors

The Board of Directors of Nevsun Resources Ltd. (the "Company") has developed and adopted this Code of Ethics (“Code”) applicable to all employees, officers and directors of the Company and its subsidiaries (collectively referred to in this Code as "employees") to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations.

Honest, Lawful and Ethical Conduct

Employees owe a duty to the Company to act with the highest integrity. Integrity requires, among other things, being honest and candid within the constraints of Company confidentiality, and dealing fairly and respectfully with suppliers, contractors, other employees, government officials or other third parties. While employees are expected to comply with all laws, rules, regulations and government requirements in jurisdictions in which the Company does business, the general laws and ethics of Canada will preside; for example, the Company will not tolerate bribery, sexual harassment, abusive behaviour, exploitation of child labour or abuse of human rights.

Conflict of Interest and Corporate Opportunity

Employees are expected to avoid all situations where personal interests or activities interfere or appear to interfere with the interests of the Company. Employees are prohibited from undertaking any activity which involves Company business for personal gain or advantage. Company assets are to be used only for legitimate Company business purposes. The Company discourages the receipt of gifts or entertainment from its business associates which may be seen as a bribe. Any of these conflicts or opportunities which have the potential to deprive the Company of the employee's time and attention, create obligations or distractions which may affect sound judgment, or benefit the employee in an improper manner must be reported to the Company or the Chairman of the Audit Committee.

Compliance and Disclosure

The Company is committed to full and fair disclosure of information that investors need to make reasoned investment decisions, including the disclosure of factual information about the Company's business, strategic objectives, and ongoing activities on a consistent basis. When an event or action results in material information, the Company follows strict guidelines for the handling of this information and its release so that a full, accurate, and comprehensive disclosure is made to the public. The Company complies with the laws and regulations governing publicly traded securities in Canada and the United States of America, including the timely release of information through press releases, quarterly and annual reports and other filings through SEDAR (Canada) and EDGAR (US SEC). Employees must adhere to the standards and restrictions imposed by those laws, rules, and regulations.

The Company has a Disclosure Committee which is comprised of Company Management. It is the responsibility of each employee to promptly bring to the attention of the Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings, which will assist the Disclosure Committee in fulfilling its responsibilities.

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All employees have a duty to treat as confidential and abide by the Company's Insider Trading Policy when he or she becomes aware of undisclosed material information.

Financial Reporting

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), among others, are primarily responsible for the Company's financial disclosure. In addition, every officer and employee responsible for financial accounting matters must take all steps reasonably necessary to cause the disclosure in the Company's periodic reports to be full, fair, accurate, timely, and understandable. The CEO and CFO and such other employees are required to familiarize themselves with and conform to the accounting principles and disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

In the performance of their duties, employees are prohibited from knowingly misrepresenting facts. An employee will be considered to have knowingly misrepresented facts if he or she (i) makes, or permits or directs another to make materially false or misleading entries in an entity's financial statements or records; (ii) fails to correct materially false and misleading disclosure statements, financial statements or records; (iii) voluntarily omits to report material transactions; (iv) signs, or permits another to sign, a document containing materially false and misleading information; or (v) falsely responds, or fails to respond to specific inquiries of the Company's external auditors.

Conduct with auditors must be carried out with the same honesty and integrity required of all business relationships. No improper influence, manipulation or misleading information will be utilized in any way by employees when communicating with the Company's auditors.

Each employee shall promptly bring to the attention of the Company or the Chairman of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, or (ii) any fraud, bribery, or corruption, whether or not material, or (iii) any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

Accountability

The Company's Audit Committee determines and recommends to the Board of Directors appropriate actions to be taken promptly in the event of violations of this Code of Ethics by employees. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Ethics, and shall include: written notices to the individual involved in the violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Bribery and Corruption

It is Nevsun’s policy that neither Nevsun nor its employees or directors shall pay, offer to pay or promise to give anything of value, directly or indirectly, to any third party, including any government official, for the purpose of obtaining or securing any improper advantage, or improperly influencing an official act or decision, related to retaining or obtaining business or directing business to any person.

Examples of situations that may constitute bribery and corruption include cash payments made directly to government officials who are not tasked with payment collection, providing benefits to government officials by way of gifts or excessive entertainment, or sponsoring travel, directing business to a particular

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individual, and providing services or other benefits to a person, organization, or company or to those related to a particular person, organization, or company.  For additional guidance on such matters, you should refer to Nevsun’s Anti-Bribery and Anti-Corruption Policy, a copy of which is attached as Schedule “A” to this Code of Ethics.

Health and Safety and Environment

The Company provides an operating environment that is oriented to protect health and safety at its work sites for the benefit of its employees, contractors and community. The Company also utilizes the best environmental practices in the jurisdictions in which it operates to minimize impact to the local ecosystems and the human communities. It is the Company’s policy that the Company will return all utilized sites back to a high environmental standard at the end of the project cycle. The Board has appointed a Social, Environmental, Health and Safety Committee to oversee these concerns.

Human Rights

The Company has adopted a Human Rights Policy that will promote the UN Guiding Principles on Business and Human Rights and that each operating subsidiary of Nevsun will be required to respect, promote, and support human rights in its operations.

Whistleblower Policy

The Company's Audit Committee, which is responsible for establishing procedures to handle complaints regarding accounting, internal accounting controls, auditing matters, improper behavior, compliance with laws and related regulations, safety or other complaints with respect to this Code of Ethics, has adopted a Whistleblower Policy which is intended to encourage and enable employees and others to raise serious concerns within the Company without fear of harassment, retaliation or adverse employment consequence. Reports are directed to the Chairman of the Audit Committee or to a hotline service which has been contracted to handle complaints on a confidential and anonymous basis. Details are outlined in the Company's Whistleblower Policy.

This Code of Ethics was amended and adopted by the Board of Directors on April 14, 2015.

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SCHEDULE “A”

NEVSUN RESOURCES LTD.

ANTI-BRIBERY AND ANTI-CORRUPTION POLICY

Guidelines for Compliance with the Canadian Corruption
of Foreign Public Officials Act, US Foreign Corrupt Practices Act,
and UK Bribery Act

Nevsun Resources Ltd.  and its subsidiaries (collectively referred to as “Nevsun” or the “Company”) are committed to conducting our business in accordance with all applicable laws, rules and regulations and the highest ethical standards and this commitment is embodied in the Code of Ethics.

The purpose of this Anti-Bribery and Anti-Corruption Policy (the “Policy”) is to reiterate Nevsun’s commitment to full compliance by the Company, its subsidiaries and affiliates, and its officers, directors, employees and agents with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), THE us Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act (“UKBA”) and any local anti-bribery or anti-corruption laws.  This Policy supplements the Code of Ethics and all applicable laws and provides guidelines for compliance with the CFPOA, FCPA, UKBA, and Company policies applicable to all Nevsun operations.

Compliance and Reporting

This Policy applies to every Nevsun employee, including senior executive and financial officers, and to members of our Board of Directors (collectively referred to as “Nevsun Personnel”) and reflects the standards to which Nevsun expects its business associates, partners, agents, and consultants to adhere where acting on Nevsun’s behalf.

Nevsun expects all Nevsun Personnel to take all responsible steps to prevent a violation of this Policy, to identify and raise potential issues before they lead to problems, and to seek additional guidance when necessary.  If you have any questions about this Policy please contact Nevsun’s Chief Financial Officers, or any of the officers of the Company including the Chief Executive Officer (the “CEO”), Chief Legal Officer (the “CLO”) and Chief Operating Officer (the “COO”).  If you wish to report a suspected violation of this Policy, please contact Nevsun’s Chief Financial Officer (the “CFO”), the Audit Committee Chair, or the Whistleblower Hotline.  Information on how to reach Nevsun’s CFO, Audit Committee Chair, and the Whistleblower Hotline is posted on Nevsun’s website at www.nevsun.com.

OVERVIEW OF THE ANTI-CORRUPTION LAWS

What are Bribery and Corruption?

Corruption is the misuse of public power for private profit, or the misuse of entrusted power for private gain.  Bribery is the offer, promise, or payment of cash, gifts, or even excessive entertainment, or an inducement of any kind offered or given to a person in a position of trust to influence that person’s views or conduct or to obtain an improper advantage.  Bribery and corruption can take many forms, including the provision or acceptance of:

  Cash payments;
  Phony jobs or “consulting” relationships;
  Kickbacks;
  Political contributions;
  Charitable contributions;
  Social benefits; or
  Gifts, hospitality, and reimbursement of expenses.
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There are laws throughout the world combating bribery and corruption, particularly with respect to government officials, including laws that apply to Nevsun’s international activities.  Three such laws are the CFPOA, FCPA and UKBA.  Although the CFPOA, FCPA and UKBA are laws of Canada, the United States and the United Kingdom, respectively, such laws can apply to Nevsun and its subsidiaries anywhere in the world.

Nevsun respects anti-bribery and anti-corruption laws, even where there may be a perception that such standards are not enforced by local authorities.  Nevsun will conduct its business in compliance with applicable laws and requires all Nevsun Personnel and agents to avoid any activity that could implicate the Company in any unlawful practice.  More particularly, Nevsun will comply with the CFPOA, FCPA and UKBA, and with similar anti-bribery laws of other countries as applicable, including laws implementing international anti-bribery conventions and local laws prohibiting bribery of government officials.

Nevsun Personnel and agents are strictly prohibited from offering, paying, promising or authorizing any bribe, kickback or other thing of value to any government official or government employee, directly, or indirectly through a third party, to secure any contract, concession or other improper advantage for Nevsun.  Nevsun Personnel or agents who make such payments are subject to appropriate disciplinary action by the Company, including termination, as well as the legal consequences of applicable laws.

Any payment to a government official, directly or indirectly through a third party, including extravagant entertainment or gifts, for the purpose of obtaining or retaining business or improperly influencing some matter in favour of Nevsun, may be considered to be a bribe and may result in violation of applicable law.  Accordingly, all Nevsun personnel and agents shall comply with the Company’s policies on the provision of and reimbursement for gifts, entertainment, meals, and travel, and with relevant Company accounting, recordkeeping and internal control provisions to ensure that such expenses are properly recorded.

Laws that govern Nevsun’s international business activities require that the Company’s books and records be complete and accurate.  Nevsun’s books and records must correctly record both quantitative and qualitative aspects of a transaction.  Quantitative aspects refer to the amount of the transaction.  Qualitative aspects include the written description of the transaction and the accounts that are credited or debited for the transaction.  Nevsun personnel must ensure that there is a reasonable relationship between the substance of a transaction and how it is described in the Company’s books and records.

What are my obligations?

There are two main obligations that apply to all Nevsun Personnel:  you must not pay any bribes, and you must accurately reflect transactions in the Company’s books and records.

1.	No Payment of Bribes

You must not offer, promise, authorize, or give or acquiesce in giving, to a government official, either directly or indirectly:

Payments of cash or in kind; or Inducements of any kind, including but not limited to excessive entertaining,

if in so doing there might be even an appearance that the payment or inducement would create an obligation on any recipient or improperly influence the recipient to act or refrain from acting in a way that would influence an official exercise or discretionary authority.

You should avoid placing yourself in a position where a bribe could be requested, if at all possible. If you believe that you may have been solicited for a bribe, contact either the CEO or the CFO, or the Whistleblower Hotline as soon as possible for assistance.

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2.	Maintaining Accurate Books and Records

Nevsun Personnel must ensure that the Company’s books are kept complete and accurate, both quantitatively and qualitatively. All expense reports must be complete and accurate. You should never accede to requests for false invoices or for payment of expenses that are unusual, excessive, inadequately or improperly described, or otherwise raise questions under this Policy or related Company guidelines on accounts and recordkeeping.

QUESTIONS AND ANSWERS ON HOW TO COMPLY WITH ANTI-CORRUPTION LAWS

Corruption can be a concern in a number of situations, including the provision of gifts or social benefits and interaction with third parties.  In addition, sometimes it is difficult to tell whether a particular individual is a government official for purposes of anti-bribery and anti-corruption laws.  The questions and answers below are designed to provide more guidance on how to address such situations.  If you have a question about bribery or corruption, you can contact either the CFO or any of the Officers of the Company including the CEO, the CLO, and the COO, who will treat your call as confidential.

Who is a government official?

Nevsun Policy prohibits the making of payment sand the giving of inducements to government officials.  Laws prohibiting the bribery or corruption of government officials typically define government official broadly to include any appointed, elected, or honourary official or any career employee of a government, of a government owned or controlled enterprise, or of a public international organization, or an individual acting in an official capacity for such government, entity, or organization.  The definition encompasses officials in all branches of government:  executive, legislative, and judicial.  The definition often also includes political parties and party officials and candidates for political office.  A person does not cease to be a government official by purporting to act in a private capacity or by the fact that he or she serves without compensation.

The law does not prohibit all business transactions with government officials, but since those transactions carry special risks, they must be reviewed to determine what additional safeguards may be necessary to protect the Company.  For that reason, it is important that all Personnel be able to identify who is a government official.

Below are just a few examples of government officials relevant to Nevsun’s business:

  Government ministers and their staff;
  Military and police personnel;
  Ambassadors;
  Regional officials;
  All employees of government-owned or controlled corporations, whether they are managers or clerks, full-time or part-time;
  Members of legislative bodies and judges;
  Provincial governors;
  Officials of government departments and agencies, including customs, immigration, environment, mines and energy, meteorology, and others; and
  Private persons “acting in an official capacity” with respect to a particular matter.
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Is it permissible for Nevsun to contract with governments and state-owned entities?

Nevsun has opportunities that involve contracting with a government or state-owned entity.  The CFPOA, FCPA, UKBA, and other anti-corruption laws do not prohibit companies from entering into a contract with a government, including public works projects; however, payments made under those projects must comply with the anti-corruption laws and often trigger other special legal requirements.  This includes transactions with entities that are state-owned or state-controlled, which can include general contractors, fuel suppliers, public universities, hospitals, telephone companies, or power companies.  Payments or benefits to officials of those entities will likewise raise issues.  For these reasons, Nevsun Personnel or those of its subsidiaries must consult with the CEO, the CLO, or the CFO before entering into a contract with a government or a state-owned or state-controlled entity.

What is Company policy regarding gifts and entertainment?

Nevsun prohibits the giving of inducements, including gifts and entertainment, to government officials on a scale that might be perceived as creating an obligation on that official.  Gifts, entertainment, and covering or reimbursing expenses of officials may also fall within the scope of anti-bribery or anti-corruption laws.

To comply with such laws and with Company policy, the cost or expense of a gift, meal or entertainment must be reasonable.  It also must be directly connected to a legitimate business promotional activity or the performance of an existing contract, must be permitted under local law, and must be otherwise consistent with Company business practices.  When considering the reasonableness of the expense, Company Personnel should consider the frequency with which such expenses are incurred for a particular official.  Modest costs frequently incurred can, when aggregated, amount of lavish and potentially improper payments.

Even where gifts, meals, or entertainment may be consistent with normal social or business amenities in the official’s country, that does not mean that they are permitted under either the laws of that country or the laws of other countries combating the bribery of foreign government officials, including Canadian, US and UK law.  The cost of gifts, meals, and entertainment should always remain at or below that permitted by local law and in no event should the amount be greater than the legitimate and customary expenditure for such activities by private businesspersons in the country.  In addition to standard approvals for gifts and entertainment, any expenses of this type incurred on behalf of a government official are subject to specific approval as set forth below.

a)	What is a gift?

A gift is anything that is given and received without the giver receiving or expecting to receive anything in return in the future or intending to create a sense of obligation on the part of the recipient.

b)	What about providing very small gifts to a government official?

In most countries, government officials are restricted in the benefits they can accept for performing their duties, including non-cash benefits such as travel, entertainment, or consulting fees. You are responsible for knowing these limits and respecting them.

At the same time, modest gifts that are customary can sometimes be appropriately given. The approval of the relevant management representative specified below should be obtained for any gift to a government official:

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Location	Contacts
Mine or development project site or regional business unit office	Chief Financial Officer Chief Operating Officer
Corporate Head Office	Chief Executive Officer Chief Financial Officer Chief Operating Officer Chief Legal Officer

All offers of gifts to officials must be permissible under local law and should be transparent to the official’s organization. It may be appropriate to seek confirmation from an official that this or her manager has approved the receipt of hospitality or of a small gift.

Gifts in the form of cash should never be given.

The provision of a gift should be accurately accounted for and described in Company books and records. The description should identify the gift and include the value of the gift, the date the gift was given, and the identity of the recipient.

Great care must be taken when offering any benefit while the official is in the process of making a discretionary decision affecting Nevsun. You should consult with either the CEO or the CFO before making any such gift.

c)	What should I do if a third party, such as a consultant, requests that Nevsun provide entertainment for a government official or other person that appears to be excessive?

You should politely turn down the request, make a record of the fact that the request was made of you as soon as possible after the conversation has taken place. The record should be marked “privileged and confidential” and should be promptly provided to the CEO, the CLO or the CFO so that they can advise you regarding next steps.

What is Company policy regarding government support:  payment of travel and travel-related expenses; per diems for government officials; and security support?

Often government departments do not have adequate resources in terms of personnel, equipment and materials to undertake required tasks in connection with the regulation or approval of specific activities.  As a result, Nevsun may be asked to provide financial or other support for such activities.  Such matters raise special issues and Personnel should consult with the CEO, CLO or the CFO before agreeing to provide such support.  However, the following sets out some general guidelines relating to such matters:

  Negotiate support agreements or understandings with the government body whose personnel will provide the support;
  Ensure that support is legitimate, necessary, reasonable and lawful;
  Provide in-kind rather than monetary support where possible;
  Make monetary payments via traceable instrument (such as a cheque or wire transfer) where possible; and
  Make payments to a government entity rather than to individuals where possible.
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a)	Travel and Travel-Related Expenses

In appropriate circumstances, Nevsun will pay travel and travel-related expenses for government officials. The types of circumstances in which such expenses may be approved are when there is a legitimate business need for Nevsun to pay such expenses, for example:

in connection with contract negotiation or contract execution, or to visit Nevsun’s operations in order to demonstrate specific capabilities or practices.

Such expenses may only be paid where permitted under local law and approved in advance by either the CEO or the CFO. The expenses must be reasonable in amount and directly related to the business purpose. Wherever possible, Nevsun Personnel should contract directly with vendors of services rather than making direct payment or reimbursement to an official. It will usually be advisable to make Nevsun’s sponsorship of the travel transparent to the official’s supervisor, and in some circumstances the supervisor’s consent may be necessary.

Nevsun Personnel should never agree to pay or reimburse travel expenses which are predominately for recreation or entertainment. Rarely will it be permissible for Nevsun to agree to pay travel expenses for an official’s spouse or other family members.

b)	Per Diems or Allowances

Per diems or cash allowances should not be paid to officials except (i) as required or permitted by local law and (ii) in modest amounts, to defray legitimate expenses incurred by an official for an approved purpose where those expenses are not paid directly by Nevsun to the vendor.

c)	Security

Nevsun may be asked by a host government to contribute to the cost of providing security for the Company’s operations. Such security support requests raise special issues, and Personnel should consult with the CEO, CLO or the CFO before agreeing to provide such support.

What is Company policy regarding political contributions, charitable contributions, and social benefits?

a)	Political Contributions

The CFPOA, the FCPA, the UKBA and other anti-corruption laws cover contributions, whether cash or in-kind, to political parties, party officials, and candidates for political office. Political contributions by companies such as Nevsun also often raise issues under local laws where the Company has operations. As a general rule, Nevsun does not make political contributions. If any contribution is made, it must be permissible under local law, must not be made with any promise or expectation or favourable treatment in return and must be accurately reflected in Nevsun’s books and records. Consult with, and obtain the approval of the CFO prior to making any political contribution. This Policy does not restrict employees from making contributions of money or services in their individual capacity.

b)	Charitable Contributions and Social Benefits

Given the nature of our business, Nevsun is often asked by governments to contribute to the development of local infrastructure such as roads, ports, schools, medical facilities, and worker housing. As part of our commitment to corporate social responsibility and sustainable development, as a general matter, Nevsun wishes to provide such assistance in appropriate circumstances and in an appropriate manner; however, such requests must be carefully examined for legitimacy. Even requests determined to be legitimate must be carefully structured to ensure that the benefits reach their intended recipients. Consult with, and obtain the approval of the CFO or his designate, prior to making any payments or providing any services relating to the provision of charitable contributions and social benefits.

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What is the policy regarding engagement of third parties?

Under some anti-bribery and anti-corruption laws, including the CFPOA, FCPA, and the UKBA, the Company can, in some circumstances, be held liable for payments made by third parties who may have dealings with government officials.

Liability can arise whether or not the third party is subject to the CFPOA, FCPA, and UKBA, whether a contractual relationship exists with the third party, and whether the Company actually knows of the payment.  The law may be violated if Company Personnel are willfully ignorant of the possibility that the third party will make an improper payment or commitment, and particularly if they disregard “red flags’ signaling the possibility of a payment or commitment.

The most important steps the Company can take to protect itself from liability for improper payments made by third parties who may have contacts with government officials are:  (1) to choose carefully its business partners, agents, consultants, and other third parties, which means proper due diligence on a third party; and (2) to identify in advance and address any red flags that a proposed relationship may raise.

It is important that you consult with the CEO, CLO or the CFO, on proposed contractual or investment relationships in connection with business outside Canada that may directly or indirectly involve government officials, so that any legal risks can be identified and addressed.  Contractual provisions and safeguards will be important, and no third party should be asked to work on the Company’s behalf in circumstances that may involve dealing with government officials without there being a written contract in place or other document in which the consultant acknowledges and agrees to abide by the standards set out in this Policy. In addition, ongoing monitoring of the relationship to ensure Nevsun is not put at risk by the conduct of a third party is essential.

The discussion below highlights some of the key aspects of engaging third parties that may have dealings with government officials, and some of the key questions that may arise, including types of “red flags”.

a)	Who could be considered a third party?

Any of the following:

Agents, brokers, representatives, or finders; Contractors, suppliers, or employees of any contractors or suppliers; Government officials or their relatives or associates; Consultants.

This list is not exhaustive. If you have any doubts, consult the CFO or his designate.

b)	What about engaging an agent or consultant who might give bribes?

The fact that an agent or consultant, and not a staff member, ultimately provides an improper benefit to a government official will not insulate Nevsun from damage to its reputation or potential legal responsibility.

We must clearly communicate to our consultants Nevsun’s approach to providing benefits to government officials and ensure that our consultants comply with that approach. Any unusual charges by consultants that could conceal improper benefits to government officials must be queried. Failure to do so could result in liability under anti-corruption or anti-bribery laws.

When engaging an agent or consultant that may have dealings with a government official you should take appropriate steps designed to ensure that:

The consultant is engaged for bona fide purposes. We undertake adequate due diligence with respect to consultants before hiring them.

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  Any “red flags” (see below) are addressed.
  The consultant is provided with a copy of the Nevsun Code of Ethics and this Policy.
  The consultant is aware of and avoids conflicts of interest.
  Any compensation paid to the consultant can be defended as representing appropriate and justifiable remuneration for the legitimate service rendered.
  The consultant is engaged using a written contract which contains appropriate protections for Nevsun or other document in which the consultant acknowledges and agrees to abide by the standards set out in this Policy.

If you have any concerns about any consultants used by the Company, please consult the CFO or his designate.

c)	What are “red flags”?

  Payments to shell companies or to companies whose ownership is not transparent;
  Payments to offshore bank accounts;
  Payments to entities owned or controlled by government officials, their close relatives, or business associates;
  “Donations” to individuals;
  Cash transactions;
  Doing business with people or entities that are known to engage in bribery or who are suspected of engaging in briber;
  Requests for false or misleading documentation.

If you become aware of any of these situations or others that suggest the possibility of improper payments, it does not necessarily mean that improper conduct is underway; however, they cannot be ignored. The existence of a red flag requires further inquiry and the entering into or continuing of a relationship with a third party where a red flag has been identified must be carefully considered. If you have any doubts, consult with the CFO or his designate.

What are the consequences of bribery and corruption?

Giving a bribe or making an improper offer can subject Nevsun and its employees to fines, even imprisonment, either in the country where the government official works, in the US or Canada, or sometimes in the employee’s home country.  Consequences can also include the confiscation of corporate profits that have arisen as a result of the bribe being made, loss of contracts, and other penalties.

In addition, in some countries, the government official in question can be punished by anything up to the death sentence.

Giving a bribe or making an improper payment is a serious violation of Nevsun’s Code of Ethics, which can lead to discipline up to and including termination of employment.

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Are there any policy exceptions?

There is one exception to the Company policy prohibiting the offering or making of payments or inducements to government officials.  These exceptions will generally apply only in very narrow circumstances.  Nevsun Personnel must consult with the CEO, the CLO or the CFO before making a payment that might fall into a policy exception, except as provided below.

Exigent Circumstances

Nevsun policy prohibits the making of payments in cash or in kind to government officials except in exigent circumstances, that is, when life, safety, or health is at risk.  For example, where local government officials require individuals to take medical tests before entering the country but do not provide hygienic testing equipment, that would present an exigent circumstance under which a Nevsun employee would generally be permitted to make a payment to avoid subjecting him/herself to a health and safety risk.  Such payments should generally be modest in amount.  Protection of property is generally not an exigent circumstance.

The making of such a payment in exigent circumstances should be reported to the relevant local management representative and the CFO as soon as possible after the payment has been made.  Such payments should be accurately recorded and identified in expense reports and other Company books and records.

What do I really need to know?

The Ground Rules to Remember:

This Policy shows that the CFPOA, the FCPA, the UKBA and other anti-corruption laws have wide scope and hidden complexities.  These complexities do not, however, relieve any Nevsun Personnel of an individual responsibility to comply with the law and to enforce the Company’s policy of full compliance.  The on-the-spot reactions of individual employees to requests for payments and rumours of red flags are critically important to Nevsun’s ability to prevent payments, and to protect the Company and individuals from liability.

So, remember:

  If you hear rumours of improper payments or identify any red flags in the course of carrying out the Company’s business, report them to the CEO, the CFO, or the CFO, or the Whistleblower Hotline immediately.
  If you receive a request for payment that you suspect may be improper from an official, joint venture partner, or a third party:
- Refuse to make the payment; explain that Nevsun does not make such payments.

-          Instruct the joint venture partner or third party that they are not authorized to make the payment on Nevsun’s behalf, and explain that Nevsun cannot continue to do business with them if they make the payment.

-          Make clear that your refusals are absolute; and do not come with a “wink and a nod”.

-          Consult with management regarding next steps.

Nevsun Personnel may encounter particular pressure to make improper payments in countries where extraordinary competition exists for mining opportunities. Nevsun Personnel must be vigilant not to be tempted by assertions that such practices are common or condoned in that country.  While that may be true in some cases, it will not shield Nevsun or the individual employee from liability.

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As you pursue business opportunities, keep in mind the need for constant vigilance.  Besides the need to comply with the laws and Company policy, there is the practical consideration that we should endeavor to avoid even the appearance of impropriety, even if a particular payment or donation can be deemed lawful.  All possible payments, including prospective contracts, joint ventures, donations, and gifts and entertainment of government officials, should be assessed beforehand in this light.  Suspicious patterns of payments or gifts can trigger the potential for serious public affairs damage and/or investigation by enforcement authorities.  This is all the more reason why successful compliance is more than satisfying a formula on paper.  All of these issues involve judgment calls that should be made with the advice of Executive Management.  At the same time, common sense plays an important role.  Nevsun Personnel should apply their common sense, informed by the guidance contained in this Policy.

Further Information

Your commitment to compliance with this Policy is essential to Nevsun’s efforts to conduct its business with honesty and integrity.  For further information about Nevsun policies, read the Nevsun Code of Ethics.  The Code of Ethics is located on the Nevsun website (www.nevsun.com) under Corporate Governance.

This Anti-Bribery and Anti-Corruption Policy was adopted by the Board of Directors on March 19, 2013.

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